JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

November 8, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”);

  File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 167

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on October 26, 2011, as were subsequently discussed, and supplements our responses to you dated October 21, 2011 and October 28, 2011 with respect to registration statement for the Class R6 Shares of the JPMorgan Global Natural Resources Fund (the “Global Natural Resources Fund” or the “Fund”). Our responses to your comments below, replace our responses to the corresponding comments provided on October 28, 2011. We will incorporate the changes referenced below in a filing made pursuant to Rule 497 of the 1933 Act.

Main Investment Strategies

1.	Comment: The prospectus provides as follows: “The natural resources sector includes companies directly or indirectly engaged in the exploration for, extraction of, development, refinement, production or marketing of natural resources and companies that provide related goods or services, as determined by the adviser.” Please revise the disclosure to reflect that these companies must be “primarily” engaged in these businesses to fall within the natural resources sectors for the 80% test.

Response: In response to the Staff’s comment, we intend to add the clarifying disclosure listed below in a filing made pursuant to Rule 497:

“The natural resources sector includes companies directly or indirectly primarily engaged in the exploration for, extraction of, development, refinement, production or marketing of natural resources and companies that ~~provide~~ are primarily engaged in providing related goods or services, as determined by the adviser. The Adviser may deem a company to be primarily engaged in, or to provide a related good or service to, a business activity or activities if: (i) at least 50% of its assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities or (ii) a third party has given the company an industry or sector classification consistent with the designated business activity or activities.”

We believe that the modified disclosure makes clear that the Fund’s assets are exposed to the economic fortunes and risks of the global natural resources sector.

2.	Comment: The disclosure indicates that natural resources sector includes “companies that provide related goods or services, as determined by the adviser.” Disclose what “related goods or services” are for purposes of determining whether an investment is included in the 80% test. In addition, please disclose that there is a 50% percentage threshold for determining whether a good or service is “related.” In addition, please describe how closely related the good or service has to be to be included in the natural resources sector to address the concern that the definition of natural resources sector may be too broad and include companies that are not suggested by the Fund’s name.

Response: In response to this comment, we have amended the disclosure as set forth above.

In connection with your review of the Fund’s Post-Effective Amendment No. 167 filed by the Trust on August 23, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels
Gregory S. Samuels
Assistant Secretary

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